January 25, 2013

VIA EDGAR AND FEDERAL EXPRESS

Kevin L. Vaughn
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-3628

Re:	Maxim Integrated Products, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2012
Filed August 17, 2012
Form 10-Q for the Quarter Ended September 29, 2012
Filed October 26, 2012
File No. 001-34192

Dear Mr. Vaughn:

This letter responds to the comments raised in the letter from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) dated December 27, 2012 (the “Comment Letter”), regarding the Staff's review of the above-referenced Annual Report on Form 10-K and Quarterly Report on Form 10-Q of Maxim Integrated Products, Inc. (“we” or the “Company”). We have repeated the Staff's comments below in italics and following each comment is our response thereto.

Form 10-K for the Fiscal Year Ended June 30, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

-Financial Condition, Liquidity and Capital Resources, page 28

1. In addition to reciting the numerical changes in your statement of cash flows, please also tell us, and revise future filings to describe, the nature of and reasons underlying those changes. For example, you refer here to an increase in net capital expenditures, but it is unclear whether you added production capacity or replaced capacity. Further, please tell us and, to the extent material, revise future filings to describe how these changes relate to changes in your results of operations or otherwise relate to a known trend. We note, for example, the decreased revenue in 2012 despite increased capital expenditures and level of acquisitions.

Response: The Company confirms that our future applicable filings will include expanded disclosure within “Management's Discussion and Analysis of Financial Condition and Results of Operations” as requested.

In Item 1 of the “Business” section of our Annual Report on Form 10-K for the fiscal year ended June 30, 2012, under “Manufacturing” (page 5), the Company disclosed it is expanding its internal and external manufacturing and test capacity to meet future growth.  This resulted in the majority of the net increase in capital expenditures.

Item 11. Executive Compensation, page 35
2. It appears the disclosure you provided pursuant to Regulation S-K Item 402(b) does not discuss whether and, if so, how you considered the results of the most recent shareholder advisory vote on executive compensation and, if so, how that consideration has affected your executive compensation decisions and policies. See Item 402(b)(1)(vii) of Regulation S-K. Please amend accordingly.

Response: As noted in both our 2011 and 2012 definitive proxy statement, our Board of Directors and Compensation Committee value the opinions of our stockholders and, to the extent there is any significant advisory vote against executive compensation, stockholder concerns will be considered and our Compensation Committee will evaluate whether any actions are necessary to address those concerns. As reported on our Current Report on Form 8-K filed November 16, 2011, our executive compensation for fiscal year 2011 received 184,759,474 votes “FOR” and 67,140,549 votes “AGAINST” for an overall approval rate of over 73% of the votes cast. In determining executive compensation for fiscal year 2012, our Compensation Committee considered this approval rate, found it to be satisfactory and, as such, did not make significant changes to our overall executive compensation structure as compared to fiscal year 2011. In addition, based in part on input from our Compensation Committee and its independent executive compensation advisory firm, which receives feedback from institutional stockholders, and as previously announced, in fiscal year 2013 our Compensation Committee determined that a portion of our chief executive officer's equity compensation will be provided in the form of performance share units (otherwise referred to as market share units) having a 2-year performance period. Based on these prior disclosures and the substantial level of support we received from our stockholders in connection with the advisory vote on executive compensation, we believe an amendment of the Company's prior filings is unnecessary.  The Company confirms that our future applicable filings will include  specific disclosure regarding whether and how we considered the results of the most recent stockholder advisory vote on executive compensation, and how such consideration affected our executive compensation decisions and policies, if at all.

3. We note your disclosure on page 38 of your definitive proxy statement regarding how your cash incentive plan functions, including adjustments to the bonus pool amount. Please tell us, and revise future filings to clarify, why only a three-month period is used in determining relative stock price performance. Additionally, we note from management's fourth quarter earnings call that you repurchased $56 million in shares during that period. Please tell us, and revise future applicable filings to clarify, to describe the nature of the program, the amount repurchased, and, if possible, whether you believe, the amounts repurchased impacted your performance relative to your peers. Please quantify the impact, if possible.

Response: Note that our plan actually measures relative stock price performance for our full fiscal year, not over just three months. To do so, however, our plan uses a three-month average stock price from April to June 2011 compared to April to June 2012 (which is the last three months of our fiscal year) for determining relative average stock price performance year-over-year. First, we believe a three-month period is commonly used for measuring stock price performance in the high technology industry in which the Company operates. Second, our management also believes that averaging stock price performance over a longer period places too much emphasis on portions of our fiscal year that are more remote in time and less indicative of current value and a period shorter than three-months risks capturing short-term fluctuations in our stock price performance. Thus, we believe a three-month period is an appropriate balance. The Company confirms that our future applicable filings will include disclosure regarding the reasons for our use of a three-month period for determining relative average stock price performance for purposes of adjustments to our cash bonus pool.
We routinely repurchase outstanding shares of our stock on the open market pursuant to a previously announced plan approved by our Board of Directors in August 2011. Page 19 of our Annual Report on Form 10-K for the fiscal year ended June 30, 2012 provides details regarding the nature of the program and the amount repurchased during specified periods. We also disclose on a quarterly basis, including in our Quarterly Report on Form 10-Q for the quarter ended September 29, 2012, the number of shares repurchased and the aggregate purchase price paid for such repurchased shares during the prior quarter. The Company confirms that our future applicable filings will continue to include similar disclosure regarding the nature of our stock repurchase program and amounts repurchased thereunder. We note that all of our principal competitors (Analog Devices, Inc., Intersil Corporation, Linear Technology Corporation, NXP Semiconductors NV and Texas Instruments) have stock repurchase programs in place in varying degrees. We do not believe that the amount of our stock repurchased pursuant to the plan impacted our performance relative to our peers.

4. We note the factors you cite on page 37 of your definitive proxy statement in determining each compensation component and total compensation. Please tell us, and revise future filings to clarify, how those factors actually relate to the compensation you pay. For example, please tell us, and revise future filings to clarify, how those factors relate to the equity compensation you awarded, including the relative weight assigned to factor(s) in determining the amount and nature of the equity awarded.

Response: As described on page 37 of our definitive proxy statement, the factors cited on such page “provide the framework for our Compensation Committee's decision-making. No single factor…is determinative in setting pay levels, nor is the impact of any one factor on the determination of pay levels quantifiable.” We also disclose that the Compensation Committee does not target pay of our named executive officers at a specific target percentile, but that the Compensation Committee believes that fixed compensation should be relatively modest and that variable compensation should provide meaningful upside opportunities tied to performance. This approach to executive compensation has generally yielded total compensation of our executive officers at above median levels as compared against similarly situated executives at our compensation peer group companies for the achievement of superior performance metrics. This approach has allowed us to retain and attract talented and motivated executives in the highly competitive semiconductor industry in which we operate. However, as mentioned above and in our definitive proxy statement, no single factor considered by our Compensation Committee is determinative in setting compensation of our executive officers and the impact of any one factor is not quantifiable. The Company confirms that our future applicable filings will include disclosure regarding the general targets, if any, used by our Compensation Committee to determine overall compensation of our executive officers.

Signatures, page 75

5. Please refer to your response letters dated November 30, 2010 and January 5, 2011 regarding the signatures of your principal financial officer and principal accounting officer. Please confirm that, as you stated in those responses, those persons will sign in their individual capacities in future filings. Currently, it appears they have only signed on behalf of the registrant, not below the second paragraph of text on page 76.

Response: The Company confirms that our future applicable filings will include the signatures of our principal financial officer and principal accounting officer below the second paragraph of text as set forth on page 76 of our Annual Report on Form 10-K for the fiscal year ended June 30, 2012.

Notes to Consolidated Financial Statements, page 41

Note 12. Segment Information, page 62

6. We note that you have identified three operating segments that you aggregate into one reportable segment. We further note your disclosures whereby you describe how you believe you meet the criteria to aggregate your three operating segments into one reportable segment. Please tell us more about the three operating segments that you have identified. Describe to us any differences that may exist between these operating segments. Finally, please explain to us in greater detail what is meant by the statement that the operating segments “have a similar long term business model.” Describe to us in greater detail how the long term business models factor into your analysis of whether the operating segments have similar economic characteristics.

Response: We periodically evaluate our segment reporting disclosures based on information utilized by our chief operating decision maker (CODM) to assess performance and allocate resources of the Company and makes changes as needed to the segment disclosures as information utilized by the CODM changes.
We manage our business via three “Solutions Groups,” (the Communications and Automotive Solutions Group, the Industrial and Medical Solutions Group, and the Mobility Solutions Group). Each Solutions Group develops building block technologies, integrates these into products, manufactures the products using common semiconductor manufacturing processes, and works with our centralized sales force and wholesale distributors to market our products to our customers. A building block technology developed by a Solutions Group may also be utilized by the other Solutions Groups. Each Solutions Group develops digital, linear (analog) and mixed signal integrated circuits and has a similar organizational structure comprising business management, product definition, and engineering design functions. The Solutions Groups are different in that they each have primary responsibility for strategic planning for a different end market. Each of the three Solutions Groups sells in varying degrees to all of our end-customer markets: a) consumer, b) computing, c) industrial, and d) communications and is each considered an operating segment.

We have aggregated the above three Solutions Groups which are considered operating segments as a single reportable segment. Our CODM does not assess performance and allocate resources based on end-customer markets.

We identified our operating segments by applying the criteria of ASC 280-10-50-1 through ASC 280-10-50-9 as follows:

We determined that our CODM is our President and Chief Executive Officer.   We considered the following factors:

a.	The discrete financial information that is used by our CODM to assess performance and allocate our resources;
b.	The nature of the business activities of each group;
c.	Our organizational structure;
d.	The existence of managers responsible for each group; and
e.	The information presented to the Board of Directors.

We determined that the Solutions Groups are the level at which discrete financial information is used by the CODM to assess our performance and allocate resources. Our internal reporting structure reflects our management organization. Each of our operating segments is managed by a senior vice president who is (a) directly accountable to, and maintains regular contact with the CODM, (b) assigned to a specific Solutions Group, and (c) responsible for managing the applicable Solutions Group and assessing the performance of those within it. The CODM allocates resources of the Company to the individual segments after reviews with the senior vice presidents, who then allocate those resources within their respective segment. We also reviewed the level of detail of the financial information provided to the Board of Directors, noting that the information regularly provided is consistent with the Company's determination of its reportable segments.

Based on this review process, our presentation of segments is consistent with the way the CODM evaluates the Solutions Groups (segments) for performance and allocates resources of the Company to the segments.

We also considered the guidance within ASC 280-10-10-1, ASC 280-10-50-10, and ASC 280-10-50-11 with regard to aggregating our operating segments. ASC 280-10-50-11 provides that operating segments often exhibit similar long-term financial performance where “two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of this Subtopic, if the segments have similar economic characteristics, and if the segments are similar in all of the following areas” (see paragraphs ASC 280-10-55-7A through 55-7C and Example 2, Cases A and B (paragraphs ASC 280-10-55-33 through 55-36)):

a.	The nature of the products and services;
b.	The nature of the production processes;
c.	The type or class of customer for their products and services;
d.	The methods used to distribute their products or provide their services; and The methods used to distribute their products or provide their services; and
e.	If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.

In addition to assessing long-term performance based on historical indicators, paragraph ASC 280-10-55-7A states that the similarity of the economic characteristics should be evaluated based on future prospects.

We assessed our operating segments with regard to the specific criteria within ASC 280-10-50-11 as discussed above in items a.-e., and concluded that items a.-d. are similar in nature for each operating segment. Item e. is not applicable to us.

The Company meets each of the aggregation criteria, as disclosed in our Annual Report on Form 10-K for the fiscal year ended June 30, 2012 as noted above based on the following:

•	the sale of analog and mixed signal integrated circuits is the primary source of revenue for each of the Company's three operating segments;
•	the integrated circuits sold by each of the Company's operating segments are manufactured using similar semiconductor manufacturing processes;
•	the integrated circuits marketed by each of the Company's operating segments are sold to the same types of customers; and
•	all of the Company's integrated circuits are sold through a centralized sales force and common wholesale distributors.

To assess the “similar economic characteristics” we analyzed the primary financial metrics provided in the CODM package on a historical and projected basis, and concluded that the long-term financial performance of our operating segments (Solutions Groups) are similar.

Based on our analysis with reference to ASC 280-10-50-11, the Company has concluded that aggregation is appropriate.

Within Note 12 to our Annual Report on Form 10-K for the fiscal year ended June 30, 2012 we have included the following disclosure: “All of the Company's operating segments share similar economic characteristics as they have a similar long term business model.” The reference to “similar long term business model” is specific to Paragraph 280-10-50-11, which states that operating segments often exhibit similar long term financial performance if they have similar economic characteristics. We have used the term “similar long term business model” as a means to describe the phrase “similar long term financial performance”. We will revise future filings to use the phrase “similar long term financial performance.”

7. We note your disclosure on page 25 regarding your business product lines and that you discuss revenues in terms of four markets: communication products, computing products, industrial products, and consumer products. Please explain to us how you have considered the disclosure requirements of FASB ASC 280-10-50-40.

Response: The Company believes all of its products are similar, as explained in the response to Staff's Comment 6, and therefore no additional disclosure is required under ASC 280-10-50-40 since the guidance allows revenues to be reported for each “group of similar products”. The Company has aggregated its three operating segments into one reportable segment.
With respect to our disclosure in “Management's Discussion and Analysis of Financial Condition and Results of Operations” of our four customer end-markets: a) consumer, b) computing, c) industrial, and d) communications, management seeks to provide context on changes across our broad range of products (numbering in the thousands). Continuous changes in technology are reflected in the types of products demanded by these customer end-markets, and individual customers often participate in more than one end-market. As indicated in our response to the Staff's Comment 6 above, each of the three Solutions Groups sells into all of our end-customer markets.

Form 10-Q for the Quarter Ended September 29, 2012

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

-Results of Operations, page 23

8. We note your disclosures here regarding the decline in revenues during this quarterly period. Please revise future filings to provide a more detailed analysis of the changes. In this regard, you attribute changes in your revenues to decreased net shipments “due to reduced demand for [y]our products in the communications, computing and industrial markets.” Revise future filings to explain to investors why demand is decreasing in those markets. As one example only, we note that management also indicated during its first quarter earnings call that your computing business “was down due to our notebook and peripheral business.” Please tell us, and revise future filings to describe, why demand decreased in those aspects of your business. Discuss whether the declining demand represents a trend that should be separately discussed under Item 303 of Regulation S-K and quantify the impact of any changes in price, volume or the introduction of new products on the results you disclose. Please note this comment also applies to your discussion of other items within the results of operations. For example, you say “gross margin decreased primarily due to underutilization of factory capacity,” but the reasons for such underutilization are unclear from your disclosure. However, we note from management's earnings call that the decreased utilization resulted from a process technology transition, which was also anticipated to impact gross margin during the second quarter.

Response: The Company confirms that our future applicable filings will include expanded disclosure within “Management's Discussion and Analysis of Financial Condition and Results of Operations” as requested.

In the “Management's Discussion and Analysis of Financial Condition and Results of Operations” section, the Company seeks to provide context with respect to the periods presented in the applicable report which are year-to-date and year-over-year financial information. We have a very broad product portfolio and customer base which is a characteristic of many companies in the semiconductor industry.  Each end market tends to have cycles and/or seasonality related to end customer demand.  Changes in end market revenue can be difficult to distinguish as being driven by cycle, competition, trends, or other factors through internal data alone - management gathers its understanding based upon semiconductor industry benchmarking and other competitive reports that are historical (often over many quarters).  The end market context provided is timely with management's ability to provide meaningful commentary.

The Company considers the guidance in Item 303 of Regulation S-K, and, where a trend is known to be a result of a secular or definitive change in its business, management seeks to provide meaningful disclosure.  For example, with regard to reduced demand in our computing business, it was mainly driven by the decision to exit certain notebook and peripherals product markets with low gross margin and focus on product markets with higher gross margin.  In this case, the Company attempted to provide meaningful disclosure in the Annual Report on Form 10-K in the “Management's Discussion and Analysis of Financial Condition and Results of Operations” section, under the discussion of Net Revenues on page 27.

* * * *

The Company acknowledges that (a) it is responsible for the adequacy and accuracy of the disclosure in the filings; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * *

Please contact me at (408) 601-5865 with any follow-up questions you may have.

Sincerely,

MAXIM INTEGRATED PRODUCTS, INC.

/s/ Mark J. Casper
By:    Mark J. Casper
Associate General Counsel, Managing Director, Legal

cc:    Dave Caron
Principal Accounting Officer
Maxim Integrated Products, Inc.

Bruce E. Kiddoo
Chief Financial Officer
Maxim Integrated Products, Inc.

Edwin B. Medlin, Esq.
Vice President and General Counsel
Maxim Integrated Products, Inc.

Craig W. Adas, Esq.
Weil, Gotshal & Manges LLP